UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


                                                Commission File Number 001-08637
                                                                       001-15062
                                                                       005-47175
                                                                       000-19836
                                                                       000-09334

                           Time Warner Companies, Inc.
                        Time Warner Inc., as a Guarantor
                        Historic TW Inc., as a Guarantor
             AOL LLC (formerly America Online, Inc.), as a Guarantor
                Turner Broadcasting System, Inc., as a Guarantor

                                                         New York Stock Exchange
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(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


                One Time Warner Center, New York, New York 10019
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(Address, including zip code, and telephone number, including area code, of
Issuer's principal executive offices)
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7.48% Debentures due January 15, 2008               Guarantees of the 7.48% Debentures due January 15, 2008
8.05% Debentures due January 15, 2016               Guarantees of the 8.05% Debentures due January 15, 2016
6.85% Debentures due January 15, 2026               Guarantees of the 6.85% Debentures due January 15, 2026
8.30% Discount Debentures due January 15, 2036      Guarantees of the 8.30% Discount Debentures due
                                                    January 15, 2036
8.11% Debentures due August 15, 2006                Guarantees of the 8.11% Debentures due August 15, 2006
8.18% Debentures due August 15, 2007                Guarantees of the 8.18% Debentures due August 15, 2007
9.15% Debentures due February 1, 2023               Guarantees of the 9.15% Debentures due February 1, 2023
9 1/8% Debentures due January 15, 2013              Guarantees of the 9 1/8% Debentures due January 15, 2013

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                      (Description of class of securities)

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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ]       17 CFR 240.12d2-2(a)(1)

[  ]       17 CFR 240.12d2-2(a)(2)

[  ]       17 CFR 240.12d2-2(a)(3)

[  ]       17 CFR 240.12d2-2(a)(4)


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[ ] Pursuant to 17 CFR 240.12d2-2(b),  the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Time Warner Companies, Inc., Time Warner Inc., Historic TW Inc., AOL LLC (formerly America Online, Inc.) and Turner Broadcasting System, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

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              June 6, 2006                 By   /s/ Brenda C. Karickhoff                         Senior Vice President
            -----------------                  ---------------------------------                --------------------------
                  Date                                         Name                                      Title
                                                                                             (Time Warner Companies, Inc.)

              June 6, 2006                 By   /s/ Brenda C. Karickhoff                         Senior Vice President
            -----------------                  ---------------------------------                --------------------------
                  Date                                         Name                                      Title
                                                                                                   (Time Warner Inc.)

              June 6, 2006                 By   /s/ Brenda C. Karickhoff                         Senior Vice President
            -----------------                  ---------------------------------                --------------------------
                  Date                                         Name                                      Title
                                                                                                   (Historic TW Inc.)

              June 6, 2006                 By   /s/ Brenda C. Karickhoff                             Vice President
            -----------------                  ---------------------------------                --------------------------
                  Date                                         Name                                      Title
                                                                                                       (AOL LLC)

              June 6, 2006                 By   /s/ Brenda C. Karickhoff                             Vice President
            -------------------                ---------------------------------                --------------------------
                  Date                                         Name                                      Title
                                                                                           (Turner Broadcasting System, Inc.)


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(1)  Form  25 and  attached  Notice  will  be  considered  compliance  with  the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.